Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

( dollars in thousands )

	Years ended December 31,

	2014	2013	2012	2011	2010

Fixed charges:
Interest	$205,486	$172,078	$116,294	$103,821	$89,906
Amortization of fees	10,880	9,364	6,849	5,265	3,888
Interest capitalized	444	537	498	438	10

Fixed charges	$216,810	$181,979	$123,641	$109,524	$93,804

Income from continuing operations	$269,140	$180,613	$141,895	$140,659	$112,326
Plus fixed charges	216,810	181,979	123,641	109,524	93,804
Less interest capitalized	(444)	(537)	(498)	(438)	(10)

Earnings from continuing operations before fixed charges	$485,506	$362,055	$265,038	$249,745	$206,120
Divided by fixed charges	$216,810	$181,979	$123,641	$109,524	$93,804

Ratio of earnings from continuing operations to fixed charges	2.2	2.0	2.1	2.3	2.2

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.9	1.6	1.6	1.9	1.7

Preferred stock dividends	$37,062	$41,930	$40,918	$24,253	$24,253